Filed pursuant to Rule 424(b)(3)
Registration No. 333-137093
PROSPECTUS SUPPLEMENT NO. 9 DATED DECEMBER 5, 2007
(to prospectus dated December 22, 2006)
VECTOR GROUP LTD.
3 7/8% Variable Interest Senior Convertible Debentures due June 15, 2026
and
Common Stock Issuable upon Conversion of the Debentures

     This prospectus supplement supplements the prospectus dated December 22, 2006 of Vector Group Ltd. relating to the sale by certain of our securityholders (and their transferees, pledgees, donees and successors) of our 3 7/8% Variable Interest Senior Convertible Debentures due June 15, 2026 and the common stock issuable upon conversion of the debentures. You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supercedes the information contained in the prospectus.
     The table of selling securityholders contained on pages 65 to 70 of the prospectus is hereby amended to add the following additional selling securityholders.

			Number of Shares of	Number of Shares
	Principal Amount		Common Stock	of Common Stock	Number of Shares of
	of Debentures	Percentage of	Beneficially Owned	that May Be Sold	Common Stock	Percentage of
	Beneficially Owned	Debentures	Before This	Pursuant To This	Beneficially Owned	Common Stock
Name	that May Be Sold	Outstanding	Offering	Prospectus (1)	After this Offering	Outstanding (2)

RHP Master Fund, Ltd. (3)	$8,500,000	7.7%	0	435,898	0	*

*	Less than 1%.

(1)	Assumes conversion of all of the securityholders’ debentures at a conversion price of $19.50 per share of common stock. The conversion price is subject to adjustment as described under “Description of Debentures-Conversion Rights” and, as a result, the amount of common stock issuable upon conversion of the debentures may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using shares of common stock outstanding as of December 4, 2007. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular securityholder’s debentures. We did not assume, however, the conversion of any other securityholder’s debentures.

(3)	RHP Master Fund, Ltd. is a party to an investment management agreement with Rock Hill Investment Management, L.P., a limited partnership of which the general partner is RHP General Partner, LLC. Pursuant to such agreement, Rock Hill Investment Management directs the voting and disposition of shares owned by RHP Master Fund. Wayne Bloch and Peter Lockhart own all of the interests in RHP General Partner. The aforementioned entities and individuals disclaim beneficial ownership of our common stock owned by the RHP Master Fund. The debentures shown in this prospectus supplement as owned by the selling securityholder includes the $7,000,000 of debentures, convertible into 358,975 shares of our common stock, previously reported in this prospectus as owned by such holder.

     Investing in the debentures and our common stock involves risks, which are described under “Risk Factors” beginning on page 13 of the prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is December 5, 2007.